247MGI, INC.
1007 N. Federal Hwy, D-6
Fort Lauderdale, FL 33304
954-323-2516 Fax: 954-323-2542

January 2, 2008

United States
SECURITIES AND EXCHANGE COMMISSION
Attn:  Regina Balderas
Division of Corporate Finance
Washington, D.C.  20549-0404

Dear Ms. Balderas

Re: 247 MGI, Inc. Comment Letter dated September 20, 2007

We have reviewed your comments regarding our Form 10-KSB for the Fiscal Year Ended December 31, 2006 and Form 10-QSB for the quarterly period ended June 30, 2007 filings and have the following responses:

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Financial Statements

General

1.           We note your disclosure in Note 1 on page F-8 that you returned to the development stage on July 1, 2006. We are unaware of any provision in SFAS 7 which contemplates the return to the development stage subsequent to the time it is determined that an enterprise is no longer considered to be in the development stage.  Accordingly, please revise your filing to remove the additional financial information and disclosures provided pursuant to paragraphs 10- 13 of SFAS 7.  This comment also applies to your Form 10-QSB for the quarterly period ended June 30, 2007.  In addition to the revision of your financial statements in your Form 10-KSB, please request your auditors to revise their report to remove any references to a development stage company and to the period from inception of the development stage on July 1, 2006 through December 31, 2006.

Comment Response

We have revised our Form 10-KSB for the Fiscal Year Ended December 31, 2006 and Form 10-QSB for the quarterly period ended June 30, 2007 filings to remove the additional financial information and disclosures provided pursuant to paragraphs 10- 13 of SFAS 7.  We have also requested our auditors to revise their report to remove any references to a development stage company and to the period from inception of the development stage on July 1, 2006 through December 31, 2006 and June 30, 2007.

Consolidated Statements of Operations, page F-4

2.           We note from your discussion on page 20 that the loss on sale of assets of $4,845 during fiscal 2006 relates to your disposal of the Yard Sale Drop Off assets. Accordingly, please revise your statements of operations to present this as a component of losses on discontinued operations. Refer to paragraph 43 of SFAS 144.

Comment Response

We have revised our statements of operations in our Form 10-KSB for the Fiscal Year Ended December 31, 2006 to present the loss on sale of assets of $4,845 from our disposal of the Yard Sale Drop Off assets as a component of losses on discontinued operations.

3.           We note from the amounts presented in your consolidated statements of stockholders' equity (deficit) on page F-5 and from your disclosures on page F-19 that you effectively recorded a discount on the Series AA Preferred Stock and immediately accreted the discount and recognized a dividend. Please revise your statement of operations for the year ended December 31, 2006 to present the net loss available to common stockholders as a result of immediately accreting the entire discount. Refer to paragraph 9 of SFAS 128.

Comment Response

We have revised our statement of operations for the year ended December 31, 2006 to present the net loss available to common stockholders as a result of immediately accreting the entire discount on the Series AA Preferred Stock.

Consolidated Statements of Cash Flows, Page F-6

4.           Please revise your statements of cash flows to properly present the cash flows of discontinued operations. In this regard, you should begin the operating activities section with a reconciliation of "net loss".  "Net income from discontinued operations" should be deducted from "net loss" to arrive at "net loss before discontinued operations." Your statements of cash flows should present a subtotal of cash provided by (used in) continuing activities and a line item for cash provided by (used in) discontinued activities to total net cash provided by (used in) the operating, investing and financing activities sections of this statement. This comment also applies to your Form 10-QSB for the period ended June 30, 2007.

Comment Response

We have revised our statements of cash flows for the year ended December 31, 2006 and the period ended June 30, 2007 to properly present the cash flows of discontinued operations to begin the operating activities section with a reconciliation of "net loss".  We have also revised the statement to show "Net income from discontinued operations" as deducted from "net loss" to arrive at "net loss before discontinued operations."  Our statements of cash flows now present a subtotal of cash provided by (used in) continuing activities and a line item for cash provided by (used in) discontinued activities to total net cash provided by (used in) the operating, investing and financing activities sections of this statement.

Common Stock Options and Warrants, page F-18

5.           We note that the share activity presented in your table of changes during the years ended December 31, 2006 and 2005 does not sum correctly for either year. Also, we note that the weighted average exercise price for options and warrants outstanding at December 31, 2005 does not appear reasonable based on the 2005 activity. Please revise your tabular presentation as appropriate.

Comment Response

We have revised our share activity presented in our table of changes during the years ended December 31, 2006 and 2005 to sum correctly both years. Additionally, we have also revised our weighted average exercise price for options and warrants outstanding at December 31, 2005, the following is a detail of the calculation:
Shares	Exercise Price	% of Outstanding	Weighted Avg Price
2,000	6.00	0.25	1.50
2,000	10.00	0.25	2.50
2,000	3.00	0.25	0.75
2,000	7.00	0.25	1.75
8,000			6.50

SEC Closing Comments

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Closing Comment Response

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please do not hesitate to contact me at (954) 323-2516.

Sincerely,

/s/Matthew P. Dwyer
Mathew P. Dwyer
CEO and Principle Financial and Accounting Officer
247 MGI, Inc.

Cc Mr. Steven L. Weinberger, Esq., Schneider Weinberger & Beilly, LLP
Mr. Jeffrey Jones, Partner, HJ & Associates, LLC